# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Addex Therapeutics Ltd., CIK 0001574232
CUSIP: 00654J206
Title of class of securities: American Depositary Shares, each representing 120 ordinary shares Ordinary shares
Address of issuer's principal executive offices: Chemin des Mines 9, Geneva, Switzerland (V8), CH-1202
Date of event which requires filing of this statement: 09/02/2026
Filed by CIK 0001830908
Persons authorized to receive notices and communications: Timothy Mark Dyer, c/o Addex Therapeutics Ltd,, Chemin des Mines 9, Geneva, Switzerland (V8), CH-1202, 41 22 884 1555

## Reporting persons
- Timothy Mark Dyer (CIK 0001830908): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 19,165,714; shared voting power 0; sole dispositive power 19,165,714; shared dispositive power 0; aggregate amount beneficially owned 19,165,714 (9.01% of the class)
  Comment: (1) Consists of 16,848,979 ordinary shares and 2,316,735 shares issuable upon exercise of options exercisable within 60 days of September 2, 2026.
  
  (2) Represents the percentage ownership based on 210,292,217 ordinary shares of Addex Therapeutics Ltd outstanding as of August 26, 2026, as reported in the press release on form 6K (file No.001-39179) filed on August 26, 2026.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 120 ordinary shares Ordinary shares
Name of issuer: Addex Therapeutics Ltd.
Address of issuer's principal executive offices: Chemin des Mines 9, Geneva, Switzerland (V8), CH-1202
Comment: This Schedule 13D relates to the ordinary shares, nominal value CHF0.01 per share (the "Shares"), of Addex Therapeutics Ltd (the "Issuer"). The Issuer's principal executive office is located at Chemin des Mines 9, CH- 1202 Geneva, Switzerland. This Amendment No.10 ("Amendment No.10") amends and restates the Statement on Schedule 13D initially filed on November 3, 2020 and amended on August 27, 2026 (as amended, the "Original Schedule 13D"). This Amendment No.10 is being filed following the reduction of the strike price of all units.

## Item 2. Identity and Background
Name of person filing: Timothy Mark Dyer, an individual ("Reporting Person").
Residence or business address: The business address of Reporting Person is c/o Addex Therapeutics Ltd, Chemin des Mines 9, CH- 1202 Geneva, Switzerland.
Present principal occupation or employment: Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Reporting Person is a citizen of Switzerland and United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Reporting Person is deemed to beneficially own 19,165,714 Shares of the Issuer as reflected in this Schedule 13D.

Prior to May 21, 2007, Reporting Person acquired 7,811 founder shares at a purchase price of CHF1.00. The source of funds for such purchase was Reporting Person's personal funds.

On August 9, 2013, Reporting Person acquired 36,364 Shares at a purchase price of CHF2.75 per share through participation in a private placement. The source of funds for such purchase was Reporting Person's personal funds.

On June 30, 2014, Reporting Person was granted stock options from the Issuer to purchase 400,000 Shares issuable upon exercise of options as compensation for his service as Chief Executive Officer of the Issuer. On October 26, 2022, Reporting Person exercised the options and acquired 400,000 Shares under the deferred strike price payment plan with an initial strike price of CHF0.13. On September 2, 2026, the strike price was reduced to CHF0.026 per share acquired.

On July 1, 2014, Reporting Person received 18,143 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On July 14, 2014, Reporting Person received 24,588 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On January 7, 2015, Reporting Person received 17,063 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On March 6, 2015, Reporting Person acquired 33,333 Shares at a purchase price of CHF3.00 per share during a private placement. The source of funds for such purchase was Reporting Person's personal funds.

On July 28, 2015, Reporting Person received 17,149 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On January 28, 2016, Reporting Person received 17,461 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On August 2, 2016, Reporting Person received 20,263 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On January 16, 2017, Reporting Person received 23,001 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On February 28, 2017, Reporting Person was granted stock options from the Issuer to purchase 229,480 Shares issuable upon exercise of options as compensation for his service as Chief Executive Officer of the Issuer. On October 26, 2022, Reporting Person exercised the options and acquired 229,480 Shares under the deferred strike price payment plan with an initial strike price of CHF0.13. On September 2, 2026, the strike price was reduced to CHF0.026 per share acquired.

On July 28, 2017, Reporting Person received 23,187 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On December 23, 2017, Reporting Person was granted stock options from the Issuer to purchase 1,052,250 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 1,052,250 Shares under the deferred strike price payment plan with an initial strike price of CHF0.13. On September 2, 2026, the strike price was reduced to CHF0.026 per share acquired.

On December 23, 2017, Reporting Person acquired 108,000 Shares through the exercise of options of which 53,000 and 55,000 were received on June 1, 2010, and November 15, 2011, respectively. The exercise price was CHF1.00 for the Shares acquired and the source of funds for such purchase was Reporting Person's personal funds.

On January 4, 2018, Reporting Person received 24,519 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On August 15, 2018, Reporting Person received 18,226 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On March 28, 2018, Reporting Person acquired 31,948 Shares at a purchase price of CHF3.13 per share through participation in a private placement. The source of funds for such purchase was Reporting Person's personal funds.

On June 1, 2018, Reporting Person was granted stock options from the Issuer to purchase 1,199,662 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 1,199,662 Shares under the deferred strike price payment plan with an initial strike price of CHF0.13. On September 2, 2026, the strike price was reduced to CHF0.026 per share acquired.

On January 1, 2019, Reporting Person was granted stock options from the Issuer to purchase 243,506 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 243,506 Shares under the deferred strike price payment plan with an initial strike price of CHF0.13. On September 2, 2026, the strike price was reduced to CHF0.026 per share acquired.

On January 4, 2019, Reporting Person received 14,136 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On April 1, 2020, Reporting Person was granted stock options from the Issuer to purchase 698,011 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 698,011 Shares under the deferred strike price payment plan with an initial strike price of CHF0.13. On September 2, 2026, the strike price was reduced to CHF0.026 per share acquired.

On May 17, 2021, Reporting Person was granted stock options from the Issuer to purchase 700,000 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 700,000 Shares under the deferred strike price payment plan with an initial strike price of CHF0.13. On September 2, 2026, the strike price was reduced to CHF0.026 per share acquired.

On April 12, 2022, Reporting Person was granted stock options from the Issuer to purchase 2,051,972 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 2,051,972 Shares under the deferred strike price payment plan with an initial strike price of CHF0.13. On September 2, 2026, the strike price was reduced to CHF0.026 per share acquired.

On October 5, 2022, Reporting Person was granted stock options from the Issuer to purchase 2,830,873 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 2,830,873 Shares under the deferred strike price payment plan with an initial strike price of CHF0.13. On September 2, 2026, the strike price was reduced to CHF0.026 per share acquired.

On May 12, 2023, Reporting Person was granted stock options from the Issuer to purchase 7,008,033 Shares. On November 27, 2023, Reporting Person exercised the options and acquired 7,008,033 Shares under the deferred strike price payment plan with an initial strike price of CHF0.043. Of these shares 1,053,061 are not freely tradable as of September 2, 2026. On September 2, 2026, the strike price was reduced to CHF0.026 per share acquired.

On January 8, 2024, Reporting Person was granted a stock option from the Issuer to purchase 3,369,796 shares at an exercise price of CHF0.05 repriced to CHF0.0268 on September 2, 2026. The shares underlying this option vest in 48 equal monthly installments, subject to Timothy Mark Dyer's continuous service as Chief Executive Officer of the issuer. As of September 2, 2026, 2,316,735 Shares are issuable upon exercise of options as compensation for his service as Chief Executive Officer of the Issuer.

Unless specifically stated above, Reporting Person paid no compensation for the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities of the Issuer at founding, through the exercise of options, acquisitions through participation in private placements and in consideration for his services as Chief Executive Officer of the Issuer. The reporting person also received shares issuable upon exercise of options. The terms of the Reporting Person's employment arrangements for 2025 were set forth in the Issuer's Annual Report on Form 20-F for such period filed by the Issuer with the Securities and Exchange Commission on May 15, 2026. Except in respect of such employment arrangements as set forth therein, the Reporting Person does not have any present plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) any action similar to any of those enumerated above.

However, the Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or Share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Reporting Person beneficially owns 19,165,714 Shares, which represents approximately 9.01% of the Issuer's Shares, consisting of (i) 16,848,979 Shares (ii) 2,316,735 Shares issuable upon exercise of options exercisable within 60 days of September 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Reporting Person may be deemed to hold sole voting and dispositive power over his 19,165,714 Shares of the Issuer.
Transactions in the class effected during the past sixty days: Other than the acquisition of the shares as reported herein, and as described under Item 4, Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 19,165,714 Shares reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information furnished in Item 3 is incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Timothy Mark Dyer: /s/ Timothy Mark Dyer, Timothy Mark Dyer (09/04/2026)